

May 9, 2014

Via E-mail
Daniel Brauser
Chief Executive Officer
uSell.com, Inc.
33 E. 33rd Street, Suite 1101
New York, New York 10016

      Re: **uSell.com, Inc.**
                 Amendment No. 1 to Registration Statement on Form S-1
                 Filed April 15, 2014
                 File No. 333-184007

Dear Mr. Brauser:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please amend your registration statement cover page to include your units in the securities being registered table. Revise your prospectus cover page to clarify that the units are immediately separable into common stock and warrants.

2.   Clarify the nature of the underwriter's commitment to purchase securities in the offering.

Risk Factors, page 8

Because we have a limited operating history to evaluate our Company…., page 9

3.   Clarify what was the material change to your business model.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24</u>

<u>Revenue Recognition, page 25</u>

4.   We note the March 2014 change to your business model. Discuss management's reasons for the change and the anticipated impact of the change on your results of operation and financial condition for 2014 and beyond.

<u>Consumer Electronics Referrals, page 25</u>

5.   We note your changes in revenue recognition policy as described on page 26. It appears you changed the fee structure for commissions paid by buyers and the timing when you recognized those commissions. In regard to the changed fee structure, it appears that until January 2013, commissions were based on buyers' offered prices for devices, while after, commissions were based on the overall demand for particular devices. Therefore, please explain and clarify your disclosure when you state, "Previously, our buyers were paid fees on the demand for the individual SKU which the seller was seeking to sell. Fees were no longer based on the value of the item sold."

6.   In regard to the timing of recognizing commission revenues, we note the change from "online acceptance of the buyers offer by the seller" to "only when a buyer pays a seller for a received device." Please explain why the change in the business model was necessary. Furthermore, tell us whether or not there were a significant number of unconsummated sales transactions between buyers and sellers leading to a material amount of unpaid commissions due to, for instance, buyers not receiving sold items or sellers not receiving payment.

<u>Liquidity, page 30</u>

7.   Please disclose your monthly cash burn rate.

<u>Business, page 31</u>

<u>Challenges, page 33</u>

8.   Highlight the competitive impact of ecommerce sites, such as Craigslist, that do not charge of fee to buyers or sellers for similar services.

You may contact Joe Cascarano, Staff Accountant, at 202-551-3376 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Senior Attorney, at 202-551-3310 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
        Brian S. Bernstein, Esq.
        Nason, Yeager, Gerson, White & Lioce, P.A.